UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES SELECTION BY TRUSTEES OF MEGA RETAIL OF OFFER BY BITAN WINES LTD. TO ACQUIRE MEGA RETAIL

BEN MOSHE FILES MOTION WITH COURT REQUESTING URGENT HEARING TO HEAR THE PARTIES' ARGUMENTS

YAKUM, Israel, May 10, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it was notified that the trustees of Mega Retail submitted to the District Court in Lod, Israel a notice in which they chose an offer submitted by Bitan Wines Ltd. for the acquisition of Mega Retail among other offers that were submitted to them. Mr. Moti Ben Moshe, who, concurrently with the proposed debt arrangement of the Company would acquire control of the Company (subject to the satisfaction of various closing conditions), had submitted one of the other offers to acquire Mega Retail which was not chosen.

The trustees requested the Court to convene meetings of the creditors of Mega Retail to approve the arrangement based on such offer of Bitan Wines for the reasons detailed in the request of the trustees. Following the trustees' motion, Ben Moshe and a company under his control, filed a motion with the Court requesting the setting of a date for an urgent Court hearing during which, according to Ben Moshe, the Court would hear each party's argument in a manner which would be beneficial towards Mega Retail's creditors, or alternatively, determine that Ben Moshe can respond to the trustees' motion within a time frame determined by the Court. As part of the motion filed by Ben Moshe, Ben Moshe claimed, among other things, that his proposal to acquire Mega Retail is more beneficial than that of Bitan Wines, in particular given that his proposal to acquire Mega Retail may be increased by an additional NIS 40 million, as mentioned in the trustees' motion. In addition, Ben Moshe detailed in his motion such alleged inconsistencies in the motion filed by the trustees.

The Company does not currently know whether the Court will grant the trustees' motion and/or if the offer of Bitan Wines will be included as part of a final binding Mega Retail arrangement.  In addition, the Company cannot estimate if a price competition between the offers of Bitan Wines and the other offers, including the offer of Ben-Moshe will be conducted (in which case the Ben Moshe Proposal, which includes that acquisition of Mega Retail, as in the proposed debt reorganization and arrangement for the Company submitted to court on May 8, 2016 may be feasible), or alternatively, that the Company and Ben-Moshe will work to submit an alternative debt reorganization and arrangement for the Company that doesn't include the acquisition of Mega Retail.  There is no certainty that the court will approve the request of the Mega Retail trustees to convene meetings and/or that the offer of Bitan Wines as part of an arrangement for Mega Retail will be consummated and/or that the alternative debt reorganization and arrangement for the Company will be reached. Therefore, the Company cannot currently estimate the ramifications such notice of the trustees of Mega Retail.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale – the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail; failure to satisfy all closing conditions for the Arrangement; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 10, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv. General Counsel and Corporate Secretary

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